

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

January 4, 2016

Mr. Jason Wang
Chief Financial Officer
Fincera Inc.
27/F, Kai Yuan Center, No. 5, East Main Street
Shijiazhuang, Hebei
People's Republic of China

> **Re: Fincera Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 1-34477**

Dear Mr. Wang:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ William H. Thompson

                                    William H. Thompson
                                    Accounting Branch Chief
                                    Office of Consumer Products

cc: Giovanni Caruso
        Loeb & Loeb LLP